SCHEDULE A*

Effective as of January 31, 2019, the fee paid to the Subadviser under this Agreement for managing that portion of the assets of First Investors Select Growth Fund allocated to it by the Adviser shall be computed in the following manner.
1.	The daily net assets of First Investors Select Growth Fund shall be aggregated with the net assets (if any) of First Investors Life Series Select Growth Fund that are being managed by the Smith Group;
2.	An aggregate fee shall then be computed on the sum as if the two Series were combined using the following schedule:
a.  0.35% on the first $100 million;
b.  0.30% on the next $150 million;
c.  0.23% on the next $250 million;
d. 0.20% on the next $250 million; and
e. 0.15% on all balances over $750 million.

3.
The fee payable under this Agreement with respect to First Investors Select Growth Fund shall then be computed by multiplying the aggregate fee by the ratio of the net assets of First Investors Select Growth Fund to the sum of the net assets of both Series that are being managed by the Smith Group.

* The Subadviser is compensated based on the assets it manages.  The Series’ cash balance is managed by the Adviser and as such is excluded from the daily net assets of the Series for purposes of calculating the subadvisory fee.